UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ELEVATE CREDIT, INC.

(Name of Issuer)

Common Stock, par value $0.0004 per share

(Title of Class of Securities)

28621V 101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28621V 101

(1)	Names of reporting persons Tyler W. K. Head
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 86,938
	(6)	Shared voting power 2,267,183 (2)
	(7)	Sole dispositive power 86,938
	(8)	Shared dispositive power 1,400 (3)

(9)	Aggregate amount beneficially owned by each reporting person 2,354,121
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%
(12)	Type of reporting person (see instructions) IN

(1)

This Schedule 13G is filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson, and Linda & Mike Stinson Irrevocable Asset Trust (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of (a) 2,265,783 shares held by The Tyler W. K. Head Trust dated March 20, 2014 (the “Voting Trust”), which has voting power over the shares held by the Linda & Mike Stinson Irrevocable Asset Trust, and of which Mr. Head is the voting trustee, and (b) 1,400 shares owned by Mr. Head’s spouse. Mr. Head as a trustee has no pecuniary interest in the Voting Trust shares.

(3)	Consists of 1,400 shares held by Mr. Head’s spouse.

CUSIP No. 28621V 101

(1)	Names of reporting persons The Tyler W. K. Head Trust dated March 20, 2014
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 2,265,783
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 2,265,783
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9%
(12)	Type of reporting person (see instructions) OO (Trust)

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 28621V 101

(1)	Names of reporting persons Linda Stinson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,702,275
	(6)	Shared voting power 0
	(7)	Sole dispositive power 2,702,275
	(8)	Shared dispositive power 2,265,783 (2)

(9)	Aggregate amount beneficially owned by each reporting person 4,968,058
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13%
(12)	Type of reporting person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 2,265,783 shares held by The Tyler W. K. Head Trust dated March 20, 2014, over which the Linda & Mike Stinson Irrevocable Asset Trust retains dispositive power. Linda Stinson is the trustee of the Linda & Mike Stinson Irrevocable Asset Trust.

CUSIP No. 28621V 101

(1)	Names of reporting persons Linda & Mike Stinson Irrevocable Asset Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 2,265,783 (2)

(9)	Aggregate amount beneficially owned by each reporting person 2,265,783
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9%
(12)	Type of reporting person (see instructions) OO (Trust)

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 2,265,783 shares held by The Tyler W. K. Head Trust dated March 20, 2014, over which the Linda & Mike Stinson Irrevocable Asset Trust retains dispositive power. Linda Stinson is the trustee of the Linda & Mike Stinson Irrevocable Asset Trust.

CUSIP No. 28621V 101

Item 1(a).	Name of Issuer:

Elevate Credit, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4150 International Plaza, Suite 300

Fort Worth, Texas 76109

Item 2(a).	Name of Persons Filing

Tyler W. K. Head

The Tyler W. K. Head Trust dated March 20, 2014

Linda Stinson

Linda &Mike Stinson Irrevocable Asset Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence

C/o Elevate Credit Inc.

4150 International Plaza, Suite 300

Fort Worth, Texas 76109

Item 2(c).	Citizenship

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0004 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

28621V 101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 28621V 101

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

Tyler W. K. Head

2,354,121 shares of Common Stock. Consists of (i) 86,938 shares held by Mr. Head, (ii) 2,265,783 shares held by The Tyler W.K. Head Trust dated March 20, 2014, a voting trust of which Mr. Head is the voting trustee with the power to vote such shares but not the power to dispose of such shares and (iii) 1,400 shares held by Hannah Stinson Head. Mr. Head is the spouse of Hannah Stinson Head and may be deemed by the SEC under Rule 13d-3 of the Exchange Act to have shared voting power and shared power to dispose of shares held by Hannah Stinson Head.

The Tyler W. K. Head Trust Dated March 20, 2014

2,265,783 shares of Common Stock.

Linda Stinson

4,968,058 shares of Common Stock. Includes 2,265,783 shares held by The Tyler W.K. Head Trust dated March 20, 2014, over which the Linda and Mike Stinson Irrevocable Asset Trust retains dispositive power, and may be deemed by the SEC under Rule 13d-3 of the Exchange Act to be beneficially owned by Linda Stinson, the trustee of the Linda and Mike Stinson Irrevocable Asset Trust.

Linda & Mike Stinson Irrevocable Asset Trust

2,265,783 shares of Common Stock. Consists of 2,265,783 shares held by The Tyler W.K. Head Trust dated March 20, 2014, over which the Linda and Mike Stinson Irrevocable Asset Trust retains dispositive power.

(b) Percent of class:

Tyler W. K. Head

Approximately 6.2 % of the shares of Common Stock outstanding as of December 31, 2020, assuming 37,954,138 shares outstanding as of December 31, 2020.

The Tyler W. K. Head Trust Dated March 20, 2014

Approximately 5.9 % of the shares of Common Stock outstanding as of December 31, 2020, assuming 37,954,138 shares outstanding as of December 31, 2020.

CUSIP No. 28621V 101

Linda Stinson

Approximately 13 % of the shares of Common Stock outstanding as of December 31, 2020, assuming 37,954,138 shares outstanding as of December 31, 2020.

Linda & Mike Stinson Irrevocable Asset Trust

Approximately 5.9 % of the shares of Common Stock outstanding as of December 31, 2020, assuming 37,954,138 shares outstanding as of December 31, 2020.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Tyler W.K. Head: 86,938

The Tyler W. K. Head Trust Dated March 20, 2014: 0

Linda Stinson: 2,702,275

Linda & Mike Stinson Irrevocable Asset Trust: 0

(ii) Shared power to vote or to direct the vote

Tyler W. K. Head: 2,267,183

The Tyler W. K. Head Trust Dated March 20, 2014: 2,265,783

Linda Stinson: 0

Linda & Mike Stinson Irrevocable Asset Trust: 0

(iii) Sole power to dispose or to direct the disposition of

Tyler W. K. Head: 86,938

The Tyler W. K. Head Trust Dated March 20, 2014: 0

Linda Stinson: 2,702,275

Linda & Mike Stinson Irrevocable Asset Trust: 0

(iv) Shared power to dispose or to direct the disposition of

Tyler W. K. Head: 1,400

The Tyler W. K. Head Trust Dated March 20, 2014: 0

Linda Stinson: 2,265,783

Linda & Mike Stinson Irrevocable Asset Trust: 2,265,783

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 28621V 101

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Document
1	Power of Attorney – Tyler W. K. Head (incorporated by reference to Exhibit 1 of the Schedule 13G filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson and the Linda & Mike Stinson Irrevocable Asset Trust on February 14, 2018)

2	Power of Attorney – The Tyler W. K. Head Trust dated March 20, 2014 (incorporated by reference to Exhibit 2 of the Schedule 13G filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson and the Linda & Mike Stinson Irrevocable Asset Trust on February 14, 2018)

3	Power of Attorney – Linda Stinson (incorporated by reference to Exhibit 3 of the Schedule 13G filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson and the Linda & Mike Stinson Irrevocable Asset Trust on February 14, 2018)

4	Power of Attorney – Linda & Mike Stinson Irrevocable Asset Trust (incorporated by reference to Exhibit 4 of the Schedule 13G filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson and the Linda & Mike Stinson Irrevocable Asset Trust on February 14, 2018)

CUSIP No. 28621V 101

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

*
Tyler W. K. Head

Dated: February 16, 2021		THE TYLER W. K. HEAD TRUST DATED MARCH 20, 2014

*
Name: Tyler W. K. Head Title: Voting Trustee
Dated: February 16, 2021

*
Linda Stinson

Dated: February 16, 2021		LINDA & MIKE STINSON IRREVOCABLE ASSET TRUST

*
Name: Linda Stinson
Title: Trustee

	*By:	/s/ David Manshardt
David Manshardt, as attorney-in-fact